                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM U-3A-2

                                FILE NO. 0-29604

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1

                                ENERGYSOUTH, INC.
                                (Name of Company)

hereby files with the Securities and Exchange Commission (the Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

1. The Claimant ENERGYSOUTH, INC., an Alabama corporation, is a holding company which directly or indirectly holds interests in the following subsidiaries, each of which is also organized under the laws of the State of Alabama:

         a. Mobile Gas Service Corporation ("Mobile Gas"), a natural gas distribution company;

         b. MGS Storage Services, Inc., which owns an 90.9% general partnership interest in Bay Gas Storage Company, Ltd.;

         c. Bay Gas Storage Company, Ltd. ("Bay Gas"), a limited partnership engaged in the business of underground natural gas storage;

         d. EnergySouth Services, Inc., which is engaged in the business of providing contract and consulting work for utilities and industrial customers and which owns a 51% interest in Southern Gas Transmission Company;

         e. Southern Gas Transmission Company ("SGT"), a general partnership which operates a gas pipeline; and

         f. MGS Marketing Services, Inc., which was incorporated to assist existing and potential customers of Mobile Gas in the purchase of natural gas.

The business address of the Claimant and each of its subsidiaries is:

                               2828 Dauphin Street
                              Mobile, Alabama 36606

2. Mobile Gas is a "gas utility company" under the provisions of Section 2(a)(4) of the Act and is regulated by the Alabama Public Service Commission. The properties of Mobile Gas consist primarily of natural gas distribution systems, including mains, services, meters and regulating equipment, serving communities in southwest Alabama, including the City of Mobile and adjacent areas, all of which are located in Mobile and Baldwin County, Alabama. Mobile Gas owns office buildings and other miscellaneous equipment and property, all of which is located in Mobile County, Alabama.

         The properties of Bay Gas consist of an underground gas storage cavern located in McIntosh, Alabama and related compression, dehydration and pipeline facilities, all located primarily in Washington County, Alabama.

         The properties of SGT consist of a 50-mile natural gas pipeline from Claiborne, Alabama to near Flomaton, Alabama, all located primarily in Monroe County, Alabama.

         Neither Claimant nor any of its subsidiaries other than Mobile Gas is a "gas utility company" under the provisions of Section 2(a)(4) of the Act.

3. The following is information for the last calendar year with respect to Claimant and its subsidiary public utility company, Mobile Gas:

         a.       Mcf of natural or manufactured gas distributed at retail:
                  6,486,008 Mcf, all of which was distributed within the state of Alabama.

                  Mcf of natural or manufactured gas transported on behalf of end users: 31,960,515 Mcf, all of which was transported within the state of Alabama.

         b. Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized:
                  None

         c. Mcf of natural or manufactured gas sold at wholesale outside the State in which such company is organized or at the State line: None

         d. Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line:
                  2,735,871 Mcf purchased from Louisiana.

4. The Claimant does not hold directly or indirectly any interest in an EWG or a foreign utility company.

EXHIBIT A. A consolidating statement of income and retained earnings of the Claimant and its subsidiary companies for the calendar year ended December 31, 2002, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year is attached hereto as Exhibit A and made a part hereof.

EXHIBIT B. Not Applicable.

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February, 2003.

                                         ENERGYSOUTH, INC.
                                         (Name of Claimant)



                                         BY /s/ Charles P. Huffman
                                            ------------------------------------
                                            Charles P. Huffman
                                            Its Senior Vice President and
                                            Chief Financial Officer

CORPORATE SEAL

ATTEST:


By  /s/ G. Edgar Downing
   ------------------------------
    G. Edgar Downing, Jr.
    Its Vice President, Secretary
    And General Counsel

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Charles P. Huffman
Chief Financial Officer
2828 Dauphin Street
Mobile, Alabama 36606

                                ENERGYSOUTH, INC.
                           CONSOLIDATING BALANCE SHEET
                              AT DECEMBER 31, 2002
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                    EXHIBIT A

                                                                                 ENERGYSOUTH     SOUTHERN GAS
ACCOUNT DESCRIPTION                                 ENERGYSOUTH    MOBILE GAS      SERVICES      TRANSMISSION   MGS STORAGE
                                                    ------------   ----------    ------------    ------------   ------------
Assets

Current Assets:
  Cash and Cash Equivalents                         $      2,127   $      384    $         --    $         16   $         --
  Temporary Investments                                       --           --              --              --             --
  Receivables:
    Gas                                                       --       10,520              --              67             --
    Unbilled Revenue                                          --        2,742              --              --             --
    Merchandise                                               --        2,738              --              --             --
    Other                                                  5,394          707             767              --            950
    Less Allowance for Doubtful Accounts                      --       (1,218)             --              --             --
  Materials, Supplies, and Mdse (at average cost)             --        1,424              --              --             --
  Gas Stored Underground (at average cost)                    --        2,749              --              --             --
  Deferred Income Taxes                                       --        2,118              --              --             --
  Prepayments                                                  2          586               2              --             --
                                                    ------------   ----------    ------------    ------------   ------------
    Total Current Assets                                   7,523       22,750             769              83            950
                                                    ------------   ----------    ------------    ------------   ------------
Property, Plant & Equipment:
  Property, Plant & Equipment                                 --      166,389              --           3,485             --
  Less Accumulated Depreciation and Amortization              --       59,588              (2)            936             --
                                                    ------------   ----------    ------------    ------------   ------------
    Property, Plant & Equipment -- Net                        --      106,801               2           2,549             --

  Construction Work in Progress                               --        1,251              --              --             --
                                                    ------------   ----------    ------------    ------------   ------------
    Total Property, Plant & Equipment                         --      108,052               2           2,549             --
                                                    ------------   ----------    ------------    ------------   ------------
Other Assets:
  Investment in Mobile Gas Service Corporation            56,935           --              --              --             --
  Investment in MGS Energy Services, Inc.                  1,642           --              --              --             --
  Investment in MGS Storage Services, Inc.                19,649           --              --              --         24,755
  Investment in MGS Marketing Services, Inc.                 176           --              --              --             --
  Investment in Partnerships                                  --           --           1,335              --             --
  Prepaid Pension Cost                                        --          449              --              --             --
  Deferred Charges                                            --          464              --              --             --
  Prepaids                                                    --           --              --              --             --
  Regulatory Assets                                           --        1,538              --              --             --
  Merchandise Receivables Due After One Year                  --        4,467              --              --             --
                                                    ------------   ----------    ------------    ------------   ------------
    Total Other Assets                                    78,402        6,918           1,335              --         24,755
                                                    ------------   ----------    ------------    ------------   ------------
        Total Assets                                $     85,925   $  137,720    $      2,106    $      2,632   $     25,705
                                                    ============   ==========    ============    ============   ============
                                                      BAY GAS                                                 CONSOLIDATED
                                                      STORAGE    MGS MARKETING     TOTAL      ELIMINATION         TOTAL
                                                     ---------   -------------   ---------    ------------    ------------
ACCOUNT DESCRIPTION
Assets

Current Assets:
  Cash and Cash Equivalents                          $   3,905   $          --   $   6,432    $     (2,190)   $      4,242
  Temporary Investments                                     --              --          --              --              --
  Receivables:
    Gas                                                    514             212      11,313              --          11,313
    Unbilled Revenue                                        --              --       2,742              --           2,742
    Merchandise                                             --              --       2,738              --           2,738
    Other                                                   86           1,077       8,981          (8,264)            717
    Less Allowance for Doubtful Accounts                    --              --      (1,218)             --          (1,218)
  Materials, Supplies, and Mdse (at average cost)           --              --       1,424              --           1,424
  Gas Stored Underground (at average cost)                  --              --       2,749              --           2,749
  Deferred Income Taxes                                     --              --       2,118              --           2,118
  Prepayments                                              167              --         757              --             757
                                                     ---------   -------------   ---------    ------------    ------------
    Total Current Assets                                 4,672           1,289      38,036         (10,454)         27,582
                                                     ---------   -------------   ---------    ------------    ------------
Property, Plant & Equipment:
  Property, Plant & Equipment                           58,731              --     228,605              --         228,605
  Less Accumulated Depreciation and Amortization         8,330              --      68,852              --          68,852
                                                     ---------   -------------   ---------    ------------    ------------
    Property, Plant & Equipment -- Net                  50,401              --     159,753              --         159,753

  Construction Work in Progress                         28,173              --      29,424              --          29,424
                                                     ---------   -------------   ---------    ------------    ------------
    Total Property, Plant & Equipment                   78,574              --     189,177              --         189,177
                                                     ---------   -------------   ---------    ------------    ------------
Other Assets:
  Investment in Mobile Gas Service Corporation              --              --      56,935         (56,935)             --
  Investment in MGS Energy Services, Inc.                   --              --       1,642          (1,642)             --
  Investment in MGS Storage Services, Inc.                  --              --      44,404         (44,404)             --
  Investment in MGS Marketing Services, Inc.                --              --         176            (176)             --
  Investment in Partnerships                                --              --       1,335          (1,335)             --
  Prepaid Pension Cost                                      --              --         449              --             449
  Deferred Charges                                          76              --         540              --             540
  Prepaids                                               1,053              --       1,053              --           1,053
  Regulatory Assets                                         --              --       1,538              --           1,538
  Merchandise Receivables Due After One Year                --              --       4,467              --           4,467
                                                     ---------   -------------   ---------    ------------    ------------
    Total Other Assets                                   1,129              --     112,539        (104,492)          8,047
                                                     ---------   -------------   ---------    ------------    ------------
        Total Assets                                 $  84,375   $       1,289   $ 339,752    $   (114,946)   $    224,806
                                                     =========   ========-====   =========    ============    ============

                                ENERGYSOUTH, INC.
                           CONSOLIDATING BALANCE SHEET
                              AT DECEMBER 31, 2002
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                    EXHIBIT A

                                                                               ENERGYSOUTH   SOUTHERN GAS
ACCOUNT DESCRIPTION                            ENERGYSOUTH      MOBILE GAS      SERVICES     TRANSMISSION   MGS STORAGE
                                               ------------    ------------   ------------   ------------   ------------
Capitalization and Liabilities

Current Liabilities:
  Current Maturities of Long-Term Debt         $         --    $      2,357   $         --   $         --   $         --
  Notes Payable                                       4,200           5,536             --             --             --
  Accounts Payable                                       88           8,145             14              5            120
  Dividends Declared                                  1,365              --             --             --             --
  Customer Deposits                                      --           1,440             --             --             --
  Taxes Accrued                                          15           2,411            134              9          1,067
  Interest Accrued                                       --             294             --             --             --
  Deferred Purchased Gas Adjustment                      --           1,920             --             --             --
  Unearned Revenue                                       --               6             --             --             --
  Other Liabilities                                     257             974             --             --             --
                                               ------------    ------------   ------------   ------------   ------------
      Total Current Liabilities                       5,925          23,083            148             14          1,187
                                               ------------    ------------   ------------   ------------   ------------
Other Liabilities:
  Unearned Revenue                                       --              35             --             --             --
  Accrued Postretirement Benefit Cost                    --             541             --             --             --
  Deferred Investment Tax Credits                        --             308             --             --             --
  Deferred Income Taxes                                (338)         11,113            315             --          4,869
  Other Liabilities                                     896           2,324             --             --             --
                                               ------------    ------------   ------------   ------------   ------------
      Total Other Liabilities                           558          14,321            315             --          4,869
                                               ------------    ------------   ------------   ------------   ------------
      Total Liabilities                               6,483          37,404            463             14          6,056
                                               ------------    ------------   ------------   ------------   ------------

Capitalization:
  Stockholders' Equity                                   51              --              1             --             --
  Capital in Excess of Par Value                     21,756          17,964             --             --             --
  Partner's Capital                                      --              --             --            785         10,490
  Retained Earnings                                  57,635          38,971          1,642          1,833          9,159
                                               ------------    ------------   ------------   ------------   ------------
    Total Stockholders' Equity                       79,442          56,935          1,643          2,618         19,649
Minority Interest                                        --              --             --             --             --
Long-Term Debt (Less Current Maturities)                 --          43,381             --             --             --
                                               ------------    ------------   ------------   ------------   ------------
      Total Capitalization                           79,442         100,316          1,643          2,618         19,649
                                               ------------    ------------   ------------   ------------   ------------
        Total Capitalization and Liabilities   $     85,925    $    137,720   $      2,106   $      2,632   $     25,705
                                               ============    ============   ============   ============   ============

                                                    BAY GAS                                                    CONSOLIDATED
ACCOUNT DESCRIPTION                                 STORAGE      MGS MARKETING     TOTAL       ELIMINATION         TOTAL
                                                  ------------   -------------  ------------   ------------    ------------
Capitalization and Liabilities

Current Liabilities:
  Current Maturities of Long-Term Debt            $      2,080   $          --   $      4,437   $         --    $      4,437
  Notes Payable                                             --              --          9,736         (7,186)          2,550
  Accounts Payable                                         621           1,098         10,091         (3,267)          6,824
  Dividends Declared                                        --              --          1,365             --           1,365
  Customer Deposits                                         --              --          1,440             --           1,440
  Taxes Accrued                                            154              15          3,805             --           3,805
  Interest Accrued                                         388              --            682             --             682
  Deferred Purchased Gas Adjustment                         --              --          1,920             --           1,920
  Unearned Revenue                                         866              --            872             --             872
  Other Liabilities                                         67              --          1,298             --           1,298
                                                  ------------   -------------   ------------   ------------    ------------
      Total Current Liabilities                          4,176           1,113         35,646        (10,453)         25,193
                                                  ------------   -------------   ------------   ------------    ------------
Other Liabilities:
  Unearned Revenue                                          39              --             74             --              74
  Accrued Postretirement Benefit Cost                       --              --            541             --             541
  Deferred Investment Tax Credits                           --              --            308             --             308
  Deferred Income Taxes                                     --              --         15,959             --          15,959
  Other Liabilities                                         --              --          3,220             --           3,220
                                                  ------------   -------------   ------------   ------------    ------------
      Total Other Liabilities                               39              --         20,102             --          20,102
                                                  ------------   -------------   ------------   ------------    ------------
      Total Liabilities                                  4,215           1,113         55,748        (10,453)         45,295
                                                  ------------   -------------   ------------   ------------    ------------

Capitalization:
  Stockholders' Equity                                      --              --             52             (1)             51
  Capital in Excess of Par Value                            --              --         39,720        (17,964)         21,756
  Partner's Capital                                     11,995              --         23,270        (23,270)             --
  Retained Earnings                                     15,245             176        124,661        (67,026)         57,635
                                                  ------------   -------------   ------------   ------------    ------------
    Total Stockholders' Equity                          27,240             176        187,703       (108,261)         79,442
Minority Interest                                           --              --             --          3,768           3,768
Long-Term Debt (Less Current Maturities)                52,920              --         96,301             --          96,301
                                                  ------------   -------------   ------------   ------------    ------------
      Total Capitalization                              80,160             176        284,004       (104,493)        179,511
                                                  ------------   -------------   ------------   ------------    ------------
        Total Capitalization and Liabilities      $     84,375   $       1,289   $    339,752   $   (114,946)   $    224,806
                                                  ============   =============   ============   ============    ============

                                ENERGYSOUTH, INC.
                         CONSOLIDATING INCOME STATEMENT
                       AND STATEMENT OF RETAINED EARNINGS
                  FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2002
                                   (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                    EXHIBIT A

                                                                                         SOUTHERN GAS
ACCOUNT DESCRIPTION                       ENERGYSOUTH     MOBILE GAS      MGS ENERGY     TRANSMISSION    MGS STORAGE
                                         ------------    ------------    ------------    ------------    ------------
Operating Revenues
 Gas Revenues                            $         --    $     74,542    $         --    $        718    $         --
 Merchandise Sales                                 --           3,624              --              --              --
 Other                                            994           1,134             320              --              --
                                         ------------    ------------    ------------    ------------    ------------
    Total Operating Revenues                      994          79,300             320             718              --
                                         ------------    ------------    ------------    ------------    ------------
Operating Expenses
 Cost of Gas                                       --          27,835              --              --              --
 Cost of Merchandise                               --           3,277              --              --              --
 Operations & Maintenance                         968          21,511             227              48              --
 Depreciation                                      --           6,592              16              86              --
 Taxes, Other Than Income Taxes                    --           6,090               2              26              --
                                         ------------    ------------    ------------    ------------    ------------
    Total Operating Expenses                      968          65,305             245             160              --
                                         ------------    ------------    ------------    ------------    ------------
Operating Income                                   26          13,995              75             558              --
                                         ------------    ------------    ------------    ------------    ------------
Other Income and (Expense)
 Interest Expense                                (226)         (3,491)             --              --              --
 Allowance for Borrowed Funds Used                 --
  During Construction                              --              39              --              --              --
 Interest Income                                  200             (29)             --              --              28
 Income From Subsidiaries/Partnerships          9,852              --             558              --           5,166
   Less Minority Interest                          --              --            (273)             --            (470)
                                         ------------    ------------    ------------    ------------    ------------
    Total Other Income (Expense)                9,826          (3,481)            285              --           4,724
                                         ------------    ------------    ------------    ------------    ------------
Income Before Income Taxes                      9,852          10,514             360             558           4,724
                                         ------------    ------------    ------------    ------------    ------------
 Income Taxes                                      --           4,002             134              --           1,627
                                         ------------    ------------    ------------    ------------    ------------
Net Income                                      9,852    $      6,512    $        226    $        558    $      3,097

Retained Earnings at December 31, 2001         53,154          36,759           1,416           2,005           6,062
Merger/Acquisition of Subsidiaries                 --              --              --              --              --
Dividends Paid/Capital Distributions           (5,371)         (4,300)             --            (730)             --
                                         ------------    ------------    ------------    ------------    ------------

Retained Earnings at December 31, 2002   $     57,635    $     38,971    $      1,642    $      1,833    $      9,159
                                         ============    ============    ============    ============    ============
                                               BAY GAS                                                      CONSOLIDATED
ACCOUNT DESCRIPTION                            STORAGE      MGS MARKETING      TOTAL         ELIMINATION       TOTAL
                                            ------------    -------------   ------------    ------------    ------------
Operating Revenues
 Gas Revenues                               $     11,985    $          --   $     87,245    $     (4,239)   $     83,006
 Merchandise Sales                                    --               --          3,624              --           3,624
 Other                                                --               55          2,503          (1,153)          1,350
                                            ------------    -------------   ------------    ------------    ------------
    Total Operating Revenues                      11,985               55         93,372          (5,392)         87,980
                                            ------------    -------------   ------------    ------------    ------------
Operating Expenses
 Cost of Gas                                          --               --         27,835          (4,205)         23,630
 Cost of Merchandise                                  --               --          3,277              --           3,277
 Operations & Maintenance                          2,081               31         24,866          (1,161)         23,705
 Depreciation                                      1,662               --          8,356              --           8,356
 Taxes, Other Than Income Taxes                      580               --          6,698              --           6,698
                                            ------------    -------------   ------------    ------------    ------------
    Total Operating Expenses                       4,323               31         71,032          (5,366)         65,666
                                            ------------    -------------   ------------    ------------    ------------
Operating Income                                   7,662               24         22,340             (26)         22,314
                                            ------------    -------------   ------------    ------------    ------------
Other Income and (Expense)
 Interest Expense                                 (4,647)              --         (8,364)            253          (8,111)
 Allowance for Borrowed Funds Used
  During Construction                              2,022              --          2,061               --           2,061
 Interest Income                                     129               6            334             (228)            106
 Income From Subsidiaries/Partnerships                --              --         15,576          (15,576)             --
   Less Minority Interest                             --              --           (743)              --            (743)
                                            ------------    ------------   ------------    -------------    ------------
    Total Other Income (Expense)                  (2,496)              6          8,864          (15,551)         (6,687)
                                            ------------    ------------   ------------    -------------    ------------
Income Before Income Taxes                         5,166              30         31,204          (15,577)         15,627
                                            ------------    ------------   ------------    -------------    ------------
 Income Taxes                                         --              12          5,775               --           5,775
                                            ------------    ------------   ------------    -------------    ------------
Net Income                                  $      5,166    $         18   $     25,429    $     (15,577)   $      9,852

Retained Earnings at December 31, 2001            10,079             158        109,633          (56,479)         53,154
Merger/Acquisition of Subsidiaries                    --              --             --               --              --
Dividends Paid/Capital Distributions                  --              --        (10,401)           5,030          (5,371)
                                            ------------    ------------   ------------    -------------    ------------

Retained Earnings at December 31, 2002      $     15,245    $        176   $    124,661    $     (67,026)   $     57,635
                                            ============    ============   ============    =============    ============